Exhibit 12

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The ratio of earnings to fixed charges and preferred dividends are presented in the following table. No shares of our Series A Preferred Stock, or any other class of preferred stock, were outstanding during the years ended December 31, 2007, 2006, 2005 and 2004 and we did not pay preferred stock dividends during these periods. Consequently, the ratios of earnings to fixed charges and preferred dividends are the same as the ratios of earnings to fixed charges for the same periods listed above. The ratios of earnings to fixed charges and preferred dividends for the year ended December 31, 2008 and the ratio of earnings to fixed charges for the years ended December 31, 2007, 2006, 2005 and 2004 are as follows:

	Years ended December 31,
	2008	2007	2006	2005	2004
Excluding interest on deposits	2.41	2.16	2.13	2.60	3.20
Including interest on deposits	1.43	1.32	1.30	1.49	1.71

For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of income before taxes and fixed charges, less the amount of preference security dividends (calculated as the amount of the dividend divided by one minus the Company’s effective tax rate).

For purposes of calculating the ratio of earnings to fixed charges, fixed charges are the sum of

¡	interest and debt expenses, excluding interest on deposits, and, in the second alternative shown above, including interest on deposits; and
¡	that portion of net rental expense deemed to be the equivalent to interest on long-term debt.